UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2004

OR

[    ] TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 001-16751

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WELLPOINT 401(k) RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WellPoint, Inc.

120 Monument Circle

Indianapolis, IN 46204

REQUIRED INFORMATION

The WellPoint 401(k) Retirement Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan and the supplemental schedule have been prepared in accordance with the financial reporting requirements of ERISA and are presented herein.

WELLPOINT 401(k) RETIREMENT SAVINGS PLAN

Financial Statements and Schedule

December 31, 2004 and 2003 and for the

Year Ended December 31, 2004

With Reports of Independent Registered Public Accounting Firms

WELLPOINT 401(k) RETIREMENT SAVINGS PLAN

Financial Statements and Schedule

December 31, 2004 and 2003 and for the

Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the

WellPoint 401(k) Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the WellPoint 401(k) Retirement Savings Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of WellPoint 401(k) Retirement Savings Plan for the year ended December 31, 2003, were audited by other auditors whose report dated June 21, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, and the changes in its net assets available for benefits for the year then ended, in conformity with United States generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This schedule is the responsibility of the Plan’s management. The schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

Indianapolis, Indiana

June 24, 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Benefits Administration Committee of the

WellPoint 401(k) Retirement Savings Plan:

In our opinion, the accompanying Statement of Net Assets Available for Benefits presents fairly, in all material respects, the net assets available for benefits of the WellPoint 401(k) Retirement Savings Plan (the “Plan”) at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California

June 21, 2004

WellPoint 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Assets
Investments	$1,241,089,895	$831,981,785
Employer contribution receivable – cash	31,851,345	29,161,724
Employer contribution receivable – stock	42,940,708	40,467,881
Participant contribution receivable	437	1,844,860

Net assets available for benefits	$1,315,882,385	$903,456,250

See accompanying notes.

WellPoint 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions
Net appreciation of investments	$151,326,256
Investment income	21,629,487
Contributions:
Employer – cash	75,629,804
Employer – stock	42,940,708
Participant	68,990,189
Transfer of assets from other plans	122,402,868

Total additions	482,919,312

Deductions
Benefit payments and withdrawals	70,284,562
Administrative fees	208,615

Total deductions	70,493,177

Net increase	412,426,135

Net assets available for benefits at beginning of year	903,456,250

Net assets available for benefits at end of year	$1,315,882,385

See accompanying notes.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

General

The WellPoint 401(k) Retirement Savings Plan (the “Plan”) is a defined contribution plan covering substantially all employees of Anthem Holding Corp., the successor to WellPoint Health Networks Inc., and its affiliated companies (“Participating Employers”) who are at least 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the financial statements are prepared in accordance with such provisions.

On November 30, 2004, Anthem, Inc. (“Anthem”) completed its acquisition of WellPoint Health Networks Inc. (“WHN”). WHN merged with and into Anthem Holding Corp., a direct and wholly-owned subsidiary of Anthem, with Anthem Holding Corp. (the “Plan Sponsor”) as the surviving entity in the merger. In connection with the acquisition, Anthem amended its articles of incorporation to change its name to WellPoint, Inc. In addition, the ticker symbol for Anthem’s common stock listed on the New York Stock Exchange was changed to “WLP”.

Employees whose employment is governed by the terms of a collective bargaining agreement may participate in the Plan to the extent authorized by the terms of the collective bargaining agreement. The eligibility requirements for employer contributions (if any) and the amount of employer contributions (if any) on behalf of eligible employees (“Participants”) whose employment is governed by the terms of a collective bargaining agreement will be based on negotiations with the relevant collective bargaining unit. The amount of voluntary pre-tax contributions by Participants whose employment is governed by the terms of a collective bargaining agreement will be based on negotiations with the collective bargaining unit. The employer contributions made on behalf of Participants whose employment is governed by the terms of a collective bargaining agreement will become vested only to the extent authorized by the terms of the collective bargaining agreement. In addition, the benefits of Participants whose employment is governed by the terms of a collective bargaining agreement will be paid in the forms of payment authorized by the terms of the collective bargaining agreement.

Participant Accounts

Individual accounts are maintained by the Plan for each Participant. Each Participant’s account is credited with the Participant’s contributions, allocations of the Plan Sponsor’s contributions, and an allocation of Plan earnings, reduced by Participant withdrawals and certain administrative fees. Participant accounts are Participant directed. Forfeited balances of terminated Participants’ nonvested accounts are used to reduce future Plan Sponsor contributions or to pay Plan expenses. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s account.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

Effective with payroll periods beginning after March 23, 2003, Participants may make voluntary pre-tax contributions of 1% to 50% of compensation, as defined in the Plan document, through periodic payroll deductions. Maximum contributions are limited by applicable Internal Revenue Service (“IRS”) regulations. For payroll periods beginning on or prior to March 23, 2003 during the 2003 plan year, Participants were able to make voluntary pre-tax contributions of 1% to 20% of compensation, as defined in the Plan document.

Participants who attain age 50 by the end of the plan year may elect to contribute additional amounts to their account as permitted by the Economic Growth and Tax Relief Reconciliation Act of 2001 and as provided by the Plan. A “catch-up contribution” enables Participants to save additional funds, beyond the regular IRS limits, as they near retirement. Catch-up contributions are not eligible for matching contributions.

From November 1, 1998 through December 31, 2003, matching contributions equaled 75% (or a greater or lesser percentage determined by the date of hire). A grandfather provision provides that the employer will match contributions in an amount equal to 85% of an employee’s contribution (other than catch-up contributions) for employees with 10 or more but less than 20 years of service at the beginning of the first payroll ending on or after January 1, 1997 and in an amount equal to 100% of an employee’s contribution (other than catch-up contributions) for employees with 20 or more years of service at the beginning of the first payroll ending on or after January 1, 1997. Effective with payroll periods beginning on or after January 1, 2004, the Plan provides that the employer matching contribution on the first 6% of eligible employee compensation contributed will be equal to 100% of the Participant’s contribution (other than catch-up contributions), after one year of service.

The Plan also permits discretionary bonus contributions. A bonus contribution of 20 shares of WellPoint common stock to all eligible associates totaling $42,940,708 was accrued by the Plan in 2004 and the contribution was made in 2005.

Effective January 1, 2004, the Plan was amended to include profit sharing contributions to certain eligible employees. Both the profit sharing contribution and the bonus contribution, if any, may be made in an amount and in the form to be determined at the discretion of the Plan Sponsor. The 2004 profit sharing contribution was generally equal to 4.5% of eligible employees’ eligible compensation in 2004. Employees whose employment is governed by the terms of a collective bargaining agreement may receive the profit sharing contributions, if any, and special bonus contributions to the extent authorized by the terms of the collective bargaining agreement. As of December 31, 2004, the Plan accrued $31,851,019 of profit sharing contributions that were made in 2005.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions (continued)

Participant contributions, as reported in the accompanying statement of changes in net assets available for benefits for the year ended December 31, 2004, include $3,879,713 rolled over into the Plan from other qualified plans.

Investment Options

Participant investment options consist of ten mutual funds and the WellPoint Common Stock Fund. Participants are permitted to change investment options daily.

Each of the eleven investment funds, including the WellPoint Common Stock Fund, is divided into units of participation, which are calculated daily by the recordkeeper. The daily value of each unit is determined by dividing the total fair market value of all assets in each fund by the total number of units in that fund. Investment income, including certain administrative fees, and net appreciation (depreciation) of the fair value of investments are allocated to each Participant’s account based on the change in unit value for each investment fund in which the Participant has an account balance, excluding current fund earnings. Investment advisory fees for portfolio management of the mutual funds are paid directly from fund earnings and they are included in the fund expense ratio. Purchase fees, if applicable, are paid by the Participants investing in those funds, which are subject to such fees.

Vesting

Participants are immediately 100% vested in employee contributions and any earnings thereon and Participants hired before January 1, 2004 are immediately 100% vested in employer contributions and any earnings thereon. Participants whose employment is governed by the terms of a collective bargaining agreement may be subject to a different vesting schedule as determined by the terms of the collective bargaining agreement. Participants hired on or after January 1, 2004 and whose employment is not governed by the terms of a collective bargaining agreement vest in employer contributions based on years of service according to the following vesting schedule:

Years of Service	Vested Interest

Less than 2	0%
2, but less than 3	25%
3, but less than 4	50%
4, but less than 5	75%
5 or more	100%

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Benefit Payments and Withdrawals

Participants who leave the Plan Sponsor or a Participating Employer as a result of termination, retirement or permanent disability are eligible to receive a lump-sum payment of the entire value of their account. Named beneficiaries receive a lump-sum payment at the death of a Participant. Current Participants may request to withdraw all or a portion of their salary deferral and rollover account at age 59 ½ or in the event of financial hardship, subject to limitations imposed by federal law. Distributions due to financial hardship must be approved by the Plan trustee and are payable only to the extent of the amount of the hardship (including the amount necessary to pay federal, state and local income tax and penalties reasonably expected to result from the hardship). Current Participants may withdraw their vested Plan account at age 59½, and their rollover account once in any six-month period.

Participant Loans

In compliance with the Plan document, Participants are allowed to borrow against their account balances. Participants are restricted as to the amount that they can borrow. The interest rate charged for Participant loans is based on the Wall Street Journal prime lending rate plus 1%.

Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right to terminate the Plan. In the event the Plan is terminated, each Participant’s account shall be nonforfeitable with respect to the value determined as of the valuation date immediately preceding the date the Plan Sponsor designates as the date of termination. The Plan Sponsor has the right to amend the Plan or to suspend matching contributions to the Plan at any time, either permanently or temporarily for any length of time.

Administration of the Plan

Vanguard Fiduciary Trust Company, the Plan trustee, performs certain administrative tasks with respect to the Plan at the request of the Plan Sponsor. The Plan Sponsor may bear certain costs associated with administering the Plan.

More detailed information concerning the Plan may be found by consulting the summary plan description, which is available from the Plan Sponsor.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Transfers from Other Plans

On September 24, 2003, the Plan Sponsor completed its acquisition of Cobalt Corporation, the parent company of Blue Cross Blue Shield of Wisconsin (formerly named Blue Cross & Blue Shield United of Wisconsin) (“BCBSUW”). Effective January 16, 2004, the Cobalt Corporation 401(k) Plan (“Non-Union Plan”) and the BCBSUW Union Employees 401(k) Plan (“Union Plan”) were merged into the Plan. As a result of this transaction, assets of $114,676,289 and $7,229,281 for the Non-Union Plan and the Union Plan, respectively, were transferred into the Plan.

On October 31, 2003, the Plan Sponsor completed its acquisition of Health Core, Inc. Effective April 23, 2004, the Health Core 401(k) Profit Sharing and Trust was merged into the Plan. As a result of this transaction, assets of $497,298 were transferred into the Plan.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and are in conformity with accounting principles generally accepted in the United States. Accordingly, contributions to the Plan and interest and dividend income are recognized as earned and realized gains and losses and net unrealized appreciation (depreciation) of fair value of investments are recognized as they occur. Plan benefit payments and withdrawals are recognized when paid.

Investment Valuation and Income Recognition

Investments are recorded at fair value as determined by the quoted market price on the last business day of the plan year. WellPoint, Inc. common stock is valued at the closing price on the New York Stock Exchange on the last business day of the year. Money market funds are valued at cost, which approximates fair value. Participant loans are valued at their outstanding balances, which approximate fair value, and are reported with investments. Interest on Participant loans is reported as investment income.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Contributions

Contributions are recorded as additions to net assets available for Plan benefits based on payroll dates as the Plan Sponsor authorizes and accrues such contributions.

Use of Estimates

The preparation of financial statements requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Reclassification

Certain prior year balances have been reclassified to conform with the current year presentation.

3. Investments

Investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31 were as follows:

	2004	2003

WellPoint Common Stock Fund	$266,860,545	$181,804,679
Vanguard Prime Money Market Fund	190,488,104	112,967,455
Vanguard 500 Index Fund	179,269,872	121,694,175
Vanguard Wellington Fund	154,019,326	113,758,721
Vanguard PRIMECAP Fund	131,318,359	96,082,305

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During the year ended December 31, 2004, the Plan’s investments (including investments bought, sold and held during the year), appreciated as follows:

WellPoint Common Stock Fund	$91,918,999
Investment in Mutual Funds	59,407,257

Net appreciation of investments	$151,326,256

Under terms of the merger agreement between Anthem and WHN, the WellPoint Common Stock Fund, which held shares of WHN prior to the merger, received consideration of $23.80 in cash and one share of Anthem, Inc. common stock for each WHN share. Cash consideration of $53,789,071 is reported as appreciation of the WellPoint Common Stock Fund.

4. Related Party Transactions

As of December 31, 2004, the Plan owned approximately 2,320,526 shares of WellPoint, Inc. common stock with a fair value of $266,860,545.

5. Income Tax Status

The Plan has received a determination letter from the IRS dated August 21, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation under Section 501(a) of the Code. Subsequent to the issuance of the favorable determination letter, the Plan has been amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan, as amended, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Under the provisions of Section 401(k) of the Code, contributions to the Plan are not taxable to Participants until distributed.

6. Subsequent Event

On April 25, 2005, the Board of Directors of WellPoint, Inc. approved a two-for-one split of shares of common stock to be effected in the form of a 100 percent common stock dividend. All shareholders of record on May 13, 2005 were entitled to receive one additional share of WellPoint, Inc. common stock for each share of common stock held on that date. The additional shares of common stock were distributed to shareholders of record in the form of a stock dividend on May 31, 2005.

WellPoint 401(k) Retirement Savings Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2004

			EIN: 35-0781558 Plan Number: 003

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, interest rate, collateral and par, or maturity value	Current value

*	The Vanguard Group
		Prime Money Market Fund	$190,488,104
		500 Index Fund	179,269,872
		Wellington Fund	154,019,326
		PRIMECAP Fund	131,318,359
		Total Bond Market Index Fund	59,868,401
		Windsor II Fund	51,529,569
		Explorer Fund	47,776,826
		U.S. Growth Fund	45,023,302
		Total International Stock Index Fund	28,857,461
		Extended Market Index Fund	25,384,431

*	WellPoint, Inc. common stock		266,860,545

*	Participant loans	Loan term varies up to 30 years; interest rates range from 5.0% to 11.5%	60,693,699

			$1,241,089,895

*	Parties-in-Interest

Note: As all investments are Participant directed, column (d) is not applicable and has been eliminated.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Committee of Anthem Insurance Companies, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WELLPOINT 401(k) RETIREMENT SAVINGS PLAN

By:	/s/ Randy Brown
Randy Brown
Chairman of the Pension Committee of Anthem Insurance Companies, Inc.

Date: June 29, 2005

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Ernst & Young LLP

23.2	Consent of PricewaterhouseCoopers LLP